October 15, 2025

Raymond Be

Division of Investment Management

Disclosure Review & Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	Themes ETF Trust (the “Trust”)

Post-Effective Amendment No. 34 to the Registration Statement on Form N-1A (the “Amendments”)

File Nos.: 333-271700 and 811-23872

Dear Mr. Be:

This correspondence responds to the comment received by the undersigned from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Amendment relating to the Leverage Shares 2X Long BYDDY Daily ETF (the “Fund”). For your convenience, your comment is summarized below with the response following the comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

1.	Comment: In the Summary Section, under the section IMPORTANT INFORMATIOIN REGARDING THE FUND, the Staff notes that there are two unsponsored ADRs for BYD Company Limited – BYDDY and BYDDF. Please clarify between the company and the unsponsored ADR when using the defined term or consider different defined terms – one for the reference asset and one for the company.

Response: The Registrant believes that BYDDF is the registration of the ordinary shares of BYD Company’s listing in Hong Kong, which trades over the counter in the United States. As there is only one unsponsored ADR, the Registrant does not believe that any further clarification is needed.

2.	Comment: In the same section, please also clarify that BYD Company Limited is a foreign issuer whose shares are not registered with the SEC. Please highlight that the reference asset is one of two non-listed, unsponsored ADRs that trade OTC on the pink sheets in the U.S.

Response: The Registrant has added the following disclosure following after the second sentence:

BYD Company is a foreign issuer whose shares are not registered with the SEC. BYDDY is an unsponsored ADR, which means that the ADRs are issued by the depositary bank without the involvement of BYD Company. Please see “Principal Risks of Investing in the Fund – Unsponsored Depositary Receipt Risk” for more information.

3.	Comment: In the same section, please add a cross reference to the discussion of risks related to unsponsored ADRs in the risk factor section.

Response: Please refer to the last sentence of the revised text in Response 2.

KAREN A. ASPINALL ● PARTNER

11300 Tomahawk Creek Pkwy, Suite 310  ●  Leawood, KS 66211  ●  p: 949.629.3928

Practus, LLP  ●  Karen.Aspinall@Practus.com  ●  Practus.com

4.	Comment: The Staff notes that because the Fund is a single stock ETF that references an OTC traded non-U.S. company, please provide an analysis of whether the underlying company could satisfy the requirements set forth under Exchange Act exemptive rule 12g3-2(b).

Response: The Trust has a reasonable good faith belief that BYD Company Ltd. would satisfy the requirements of Rule 12g3-2 under the Exchange Act based on the public filings made by the Depositary bank with respect to the BYD Company Ltd. ADRs on Form F-6, which states that “as of the date of the establishment of the program for issuance of American Depositary Shares, based on the reasonable good faith belief of the Depositary, after limited investigation, the registrant represents that, as of the date hereof, the foreign issuer publishes information as contemplated under Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.”1 In addition, the Trust notes that Rule 15c2-11 requires a broker-dealer to have available the information that, since the beginning of its last fiscal year, the issuer has published pursuant to the Rule 12g3-2(b) exemption or that is otherwise available in the marketplace. Insofar as broker-dealers are making quotations in the marketplace for shares of BYD ADRs, it is reasonable to presume that the broker-dealers are operating in compliance with Rule 15c2-11, and, therefore, adequate information about the foreign issuer (BYD Company Ltd.) underlying the ADRs is publicly available.

5.	Comment: Please advise whether the Fund is aware of any market surveillance mechanisms in place to prevent manipulation of the unsponsored ADR. If so, please describe what they are and who is responsible (including any difference between OTC and the regulated exchanges). If not, please tell us how the Fund and swap counterparties became comfortable that the ADRs are unlikely to be subject to market manipulation and that the Fund and counterparty activities would not have price impacts on the underlying ADRs.

Response: The Registrant is not aware of any market surveillance mechanisms in place to prevent manipulation of the unsponsored ADR. The Registrant has included disclosure in Unsponsored Depositary Receipt Risk to address this risk, as provided in Response 7.

6.	Comment: Please supplementally confirm that there are sufficient swap counterparties available to implement the Fund’s Principal Investment Strategies as described. Similarly, please confirm that FLEX options are currently available for BYDDY ADRs. Please also tailor the disclosure to the reference asset.

Response: The Adviser has informed the Trust that there are sufficient swap counterparties available to implement the Fund’s principal investment strategies.

7.	Comment: Under the Principal Investment Strategies section, please clarify that BYDDY’s ADRs are unsponsored and that an unsponsored ADR is issued by a depository bank without involvement of the issuer by highlighting the following:

a.	Under an unsponsored ADR arrangement, the foreign issuer assumes no obligations and the depository transaction fees are paid directly by the ADR holders;

b.	Because unsponsored ADR arrangements are organized independently and without the issuer’s cooperation, available information concerning the foreign issuer may not be as current as information related to sponsored ADRs and voting rights with respect to the deposited securities are not passed through; and

[1]	See Form F-6 filed by the Bank of New York Mellon on August 1, 2925, available at https://www.sec.gov/Archives/edgar/data/1445162/000101915525000311/bydf6ef.htm.

c.	The foreign issuer is not required to make filings with the SEC.

Response: The Registrant has amended the deleted and replaced Depositary Receipt with the following disclosure on page 6:

Unsponsored Depositary Receipt Risk. BYDDY is an unsponsored depositary receipt of BYD Company. Unsponsored ADRs are generally subject to the risks of investing directly in foreign securities. Unsponsored ADRs are issued without the involvement or consent of the foreign company, which means the company may not provide timely or accurate financial information, potentially leading to a lack of transparency as compared to a direct investment in the foreign issuer or with a sponsored ADR. In addition, the issuers of the securities underlying unsponsored depositary receipts are not obligated to disclose material information in the United States and, therefore, there may be less information available regarding such issuers and there may not be a correlation between such information and the market value of the depositary receipts. Further, varying regulatory environments may affect the company’s operations and financial health. The regulatory requirements applicable to a foreign issuer may be different than those of the United States, and as a result, the frequency and level of detail of disclosure about the operations of such an issuer may be less than the requirements imposed on issuers whose securities are registered in the United States. Investment in unsponsored ADRs may be less liquid, have higher volatility and have lower trading volumes than the underlying shares in their primary trading market, which can result in wider bid-ask spreads and difficulties in executing trades. Like all foreign investments, unsponsored ADRs are subject to currency risk. Fluctuations in the exchange rate can significantly impact the value of the investment.

To the extent the Adviser determines that material information about the foreign issuer underlying the ADR is not available in English and generally made available to the public in a manner described above in the Principal Investment Strategies section, investors in the Fund may not be able to gather information on which to make investment decisions. In such circumstances, the Adviser will advise the Fund’s Board of Trustees of the circumstances, and the Board may make a determination to cease operations of the Fund. In such circumstances, the Fund may distribute the underlying ADRs in-kind to shareholders, the Fund may liquidate the positions and distribute cash to shareholders, or the Board may take such other actions as it deems most appropriate for, and in the best of, shareholders under the circumstances.

8.	Comment: In the same section, in the third paragraph on page 2, please clarify why and when the Fund would invest in this strategy (e.g., when unable to invest in a swap).

Response: Options are not applicable to this strategy and therefore all options related disclosure has been deleted.

9.	Comment: Under the same section, on page 3, please clarify the markets for which the terms “daily,” “day” and “trading day” are referring.

Response: The Registrant has updated the disclosure to specify the OTC Markets, which is the market on which BYDDY trades.

10.	Comment: In the last paragraph on page 2, in the description of BYD Company Ltd., please clarify that BYD is not registered with the SEC and the SEC’s website has only limited information about the unsponsored ADRs representing the company’s shares.

Response: The Registrant has added the following as the last paragraph of page 2 as follows:

BYD Company ~~Limited~~ was founded in 1995 and is a publicly listed Chinese multinational manufacturing conglomerate headquartered in Shenzhen, Guangdong, China. It is a vertically integrated company with several major subsidiaries, including BYD Auto which produces automobiles, BYD Electronics which produces electronic parts and assembly, and FinDreams, a brand name of multiple companies that produce automotive components and electric vehicle batteries. Information regarding BYD Company Limited may be obtained from other sources including, but not limited to, BYD Company’s website (www.byd.com”), press releases, newspaper articles and other publicly disseminated documents. BYD Company is not registered with the SEC and BYDDY ADRs trade OTC. Investors should be aware that the SEC’s website ~~has information about the unsponsored ADRs related to the BYDDY, however, the SEC’s website~~ does not have disclosure about ~~the~~ BYDDY nor is such disclosure about ~~the~~ BYDDY disclosed by BYD Company ~~Limited~~. Securities that trade OTC, such as BYDDY, are not traded on a securities exchange but are purchased from broker-dealers that make a market~~. in the securities, and trading in OTC securities is higher risk than trading in securities listed on a securities exchange because OTC-traded securities tend to be less liquid, more volatile, and subject to lighter regulation.~~ Under an unsponsored ADR arrangement, the foreign issuer (i.e., the BYD Company) assumes no obligations and that depositary transactions fees are paid directly by ADR holders. Because unsponsored ADR arrangements are organized independently and without the cooperation of the BYD Company, available information concerning the foreign issuer may not be as current as sponsored ADRs and voting rights with respect to the deposited securities are not passed through. The BYD Company is not registered with the SEC, and it is not required to make filings with the SEC. Broker-dealers that provide a quote for BYDDY ADRs are required to comply with Rule 15c2-11 under the Securities Exchange Act of 1934, as amended (“Exchange Act”). Rule 15c2-11 requires the broker-dealer, prior to providing a quote on an OTC security, to obtain and review certain publicly available information for the OTC security, and to have a reasonable basis for believing that the information is accurate and from a reliable source. Investors are highly encouraged to conduct their own research on BYDDY, and seek information from their financial advisor, prior to investing in the Fund. Neither the Fund nor the Adviser are responsible for the content in such other sources.

11.	Comment: In the same section, please add a representation that the Fund’s Adviser will monitor on an ongoing basis to verify that the following material information about the foreign issuer underlying the ADR is available in English on its website, through e-delivery systems generally available to the public in the foreign issuer’s primary trading market, or otherwise available on websites accessible to U.S. investors:

a.	Information that the foreign issuer has made public or been required to make public pursuant to the laws of the country of incorporation, organization or domicile;

b.	Information that the foreign issuer has filed or been required to file with the principal stock exchange in the principal trading market on which it has been made public by that exchange; or

c.	Information that the foreign issuer has distributed or been required to distribute to its security holders.

Response: The Registrant has added the following disclosure before the first paragraph of page 4:

The Adviser will monitor on an ongoing basis to verify that information about the BYD Company is available in English on its website, through an electronic information delivery system generally available to the public in its primary trading market of the BYD Company, or otherwise available on websites accessible to U.S. investors: (a) information that the BYD Company has made public or been required to make public pursuant to the laws of the country of its incorporation, organization or domicile; (b) information that the BYD Company has filed or been required to file with the principal stock exchange in its primary trading market on which its securities are traded and which has been made public by that exchange; or (c) information that the BYD Company has distributed or been required to distribute to its security holders.

12.	Comment: Please add a corresponding risk factor related to the risk that to the extent that the Adviser determines that material information about the foreign issuer underlying the ADR is not available in English and generally made available to the public in the manner described above in the Principal Investment Strategies section, investors in the series may not be able to gather information on which to make investment decisions. Please further discuss the steps the Adviser will take in such circumstances.

Response: The Registrant has updated its Unsponsored Depositary Receipt Risk in Item 4 as provided in Response 7.

13.	Comment: Under BYDDY Company investing risk, please confirm disclosure of short trading is tailored to the specifics of the Fund.

Response: The Registrant confirms that this disclosure is applicable to the issuer.

14.	Comment: Under Depositary Receipt Risk, given the reference asset is an unsponsored ADR, consider presenting risks of unsponsored ADRs more prominently.

Response: Please see Response 7.

15.	Comment: Please expand the risk disclosure relating to the risks of investing in China.

Response: The Registrant has amended the Item 4 disclosure relating to the Risks of Investing in China, as follows:

The Chinese economy is generally considered an emerging market and can be significantly affected by economic and political conditions and policy in China and surrounding Asian countries. A relatively small number of Chinese companies represent a large portion of China’s total market and thus may be more sensitive to adverse political or economic circumstances and market movements. The economy of China differs, often unfavorably, from the U.S. economy in such respects as structure, general development, government involvement, wealth distribution, rate of inflation, growth rate, allocation of resources and capital reinvestment, among others. The Public Company Accounting Oversight Board (“PCAOB”), which regulates auditors of U.S. public companies, has warned that it lacks the ability to inspect audit work and practices of PCAOB-registered accounting firms in China and Hong Kong. The PCAOB’s limited ability to oversee the operations of accounting firms in China and Hong Kong means that inaccurate or incomplete financial records of an underlying issuer’s operations may not be detected, which could negatively impact the Fund’s investments in such companies or securities that are based on such companies. Under China’s political and economic system, the central government has historically exercised substantial control over virtually every sector of the Chinese economy through administrative regulation and/or state ownership. In addition, expropriation, including nationalization, confiscatory taxation, political, economic or social instability or other developments could adversely affect and significantly diminish the values of the Chinese companies in which the Fund invests. International trade tensions may arise from time to time which can result in trade tariffs, embargoes, trade limitations, trade wars and other negative consequences. These consequences may trigger a reduction in international trade, the oversupply of certain manufactured goods, substantial price reductions of goods and possible failure of individual companies and/or large segments of China’s export industry with a potentially severe negative impact to the Fund. Additionally, the U.S. has added certain foreign technology companies to the U.S. Department of Commerce’s Bureau of Industry and Security’s “Entity List,” which is a list of companies believed to pose a national security risk to the U.S. U.S. investors may also be barred by U.S. authorities from investing in certain companies, including those with ties to the military, intelligence, and security services in China. Actions like these may have unanticipated and disruptive effects on the Chinese economy. Any such response that targets Chinese financial markets or securities exchanges could interfere with orderly trading, delay settlement or cause market disruptions.

16.	Comment: Under concentration risk, to the extent known, please disclose whether BYD has been assigned to a particular industry.

Response: The Registrant has updated the disclosure as follows:

Automobiles Industry Risk. The automotive industry undergoes rapid transformation driven by technological innovation, evolving emissions regulations, and shifting consumer preferences. Companies face substantial competition, including from new market entrants in electric vehicles (EVs) and mobility services. Capital-intensive research and development is required to keep pace in electrification, autonomous driving, and connected-vehicle technologies. Supply chain disruptions, such as shortages of semiconductors, and tariff changes can adversely impact production. Additionally, macroeconomic factors influencing consumer demand, like interest rates and disposable income, can materially affect revenues and earnings.

17.	Comment: Please consider whether cash redemption risk and cash transactions risk are duplicative.

Response: The Registrant has deleted the “Cash Redemption Risk” sub-section under ETF Risks to minimize duplication.

If you have any questions regarding the above responses, please do not hesitate to contact me at (949) 629-3928 or Karen.Aspinall@practus.com.

Sincerely,

/s/ Karen Aspinall

Karen Aspinall

Trust Counsel